1 October 2002

02 OCT 21 AM 9:16

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02055527

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

dlw 10/28

Severn Trent Plc (the "Company") announces that Ordinary Shares of 65 5/19 pence each in the Company have been purchased on behalf of its non-executive directors. These purchases form part of the remuneration arrangements for the non-executive directors and it is intended, therefore, that similar purchases will be made, for the same purpose, twice per annum.

The details of the current purchases are:-

Name	Date of Purchase	No. of Shares Bought	Price (pence)	Total Shareholding Following this Purchase
E E Anstee	1 October 2002	122	599.5	2,255
T D G Arculus	1 October 2002	495	599.5	11,046
M L Cassoni (Ms)	1 October 2002	122	599.5	238
M C Flower	1 October 2002	122	599.5	1,255
J D G McAdam	1 October 2002	122	599.5	255
F A Osborn	1 October 2002	122	599.5	765
C Tritton (Mrs)	1 October 2002	122	599.5	2,982

www.severntrent.com